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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
FORM 10-12G/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

HEARTLAND PAYMENT SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	22-3755714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

47 Hulfish Street, Suite 400
Princeton, New Jersey 08542
(Address, including zip code, of principal executive office)

(609) 683-3831
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

        We have made forward-looking statements in this registration statement that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update forward-looking statements after the date of this registration statement.

        You should understand that many important factors, in addition to those discussed elsewhere in this registration statement, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, our competitive environment, the business cycles and credit risks of our merchants, chargeback liability, merchant attrition, problems with our bank sponsor, our reliance on other bank card payment processors, our inability to pass increased interchange fees along to our merchants, the unauthorized disclosure of merchant data, economic conditions, system failures and government regulation.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN REGISTRATION STATEMENT ON FORM S-1
AND ITEMS OF FORM 10

Item 1.    Business

        The information required by this item is contained under the sections "Prospectus Summary," "Risk Factors," "Business" and "Where You Can Find Additional Information" of the registration statement on Form S-1 (File No. 333-118073), as amended (the "Registration Statement"), filed as an exhibit hereto. Those sections are incorporated herein by reference.

Item 2.    Financial Information

        The information required by this item is contained under the sections "Selected Historical Consolidated Financial Information and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Registration Statement. Those sections are incorporated herein by reference.

Item 3.    Properties

        The information required by this item is contained under the section "Business—Properties" of the Registration Statement. That section is incorporated herein by reference.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        Set forth below is information relating to the beneficial ownership of our common stock as of December 31, 2004, by each person known by us to beneficially own more than 5% of our outstanding shares of common stock of each class, each of our directors and our named executive officers, and all of our directors and executive officers as a group.

        Each stockholder's percentage ownership in the following table is based on 8,218,880 shares of common stock outstanding as of December 31, 2004, as adjusted to reflect the conversion of all outstanding shares of our Series A Senior Convertible Participating Preferred Stock and treating as outstanding all options held by that stockholder and exercisable within 60 days of December 31, 2004. As of December 31, 2004, there were 131 holders of our common stock.

        Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o Heartland Payment Systems, Inc., 47 Hulfish Street, Suite 400, Princeton, New Jersey 08542.

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned
5% Holders:
Greenhill Capital Partners, L.P. and affiliated investment funds(1)	4,911,280	31.0%
LLR Equity Partners, L.P. and affiliated investment fund(2)	2,946,768	18.6%
Directors and Executive Officers
Robert O. Carr(3)	5,506,000	34.4%
Robert H.B. Baldwin, Jr.(4)	458,500	2.9%
Michael C. Hammer(5)	253,500	1.6%
Brooks L. Terrell(6)	328,500	2.1%
Scott L. Bok(1)	4,911,280	31.0%
Mitchell L. Hollin(2)	2,946,768	18.6%
Robert H. Niehaus(1)	4,911,280	31.0%
David L. Morris(7)	34,660	*
Marc J. Ostro(8)	10,000	*
Jonathan J. Palmer(9)	10,000	*
George F. Raymond(10)	5,000	*
All directors and executive officers as a group (11 persons)(11)	13,464,208	82.2%

*
Less than 1% of the outstanding stock

(1)
Beneficial ownership consists of 3,007,153 shares of common stock held by Greenhill Capital Partners, L.P.; 917,160 shares of common stock held by Greenhill Capital, L.P.; 485,464 shares of common stock held by Greenhill Capital Partners (Executives), L.P.; and 501,503 shares of common stock held by Greenhill Capital Partners (Cayman), L.P. By virtue of their ownership and positions as the Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Beneficial ownership includes 625,000 shares of common stock that are subject to an option granted to Robert O. Carr.

(2)
Beneficial ownership consists of 2,675,267 shares of common stock held by LLR Equity Partners, L.P. and 271,501 shares of common stock held by LLR Equity Partners Parallel, L.P. By virtue of his position as a Partner of LLR Capital, L.P., which is the General Partner of LLR Equity Partners and its affiliated investment funds, Mr. Hollin may be deemed to beneficially own these shares. Beneficial ownership includes 375,000 shares of common stock that are subject to an option granted to Robert O. Carr.

(3)
Beneficial ownership consists of 4,106,744 shares of common stock held by Carr Holdings, L.L.C., a New Jersey limited liability company owned and managed by Robert O. Carr and Jill Carr, Mr. Carr's wife; 200,000 shares of common stock held by The Robert O. Carr 2001 Charitable Remainder Unitrust; 5,390 shares of common stock held by The Robert O. Carr 2000 Irrevocable Trust for Emily Carr; 5,390 shares of common stock held by The Robert O. Carr 2000 Irrevocable Trust for Ryan Carr; 5,390 shares of common stock held by The Robert O. Carr 2000 Irrevocable

  Trust for Kelly Carr; 4,043 shares of common stock held by The Robert O. Carr 2003 Grantor Retained Annuity Trust; 4,043 shares of common stock held by The Jill A. Carr 2003 Grantor Retained Annuity Trust; options to purchase 175,000 shares of common stock under our 2000 Equity Incentive Plan; and an option from Greenhill Capital Partners, L.P. and its affiliated funds and LLR Equity Partners, L.P. and its affiliated investment fund, to purchase up to 1,000,000 shares of common stock.

(4)
Beneficial ownership consists of 136,000 shares of common stock held by Mr. Baldwin, 100,000 shares of common stock held by Margaret J. Sieck and Whitney H. Baldwin as Trustees for an Indenture created June 30, 2004 and options to purchase 222,500 shares of common stock under our 2000 Equity Incentive Plan.

(5)
Beneficial ownership consists of 200,000 shares of common stock held by the MCMJH Limited Partnership, an Arizona Limited Partnership of which Michael C. Hammer is the Managing Partner and options to purchase 53,500 shares of common stock under our 2000 Equity Incentive Plan.

(6)
Beneficial ownership consists of 275,000 shares of common stock held by the B. Terrell Limited Partnership, a Texas limited partnership of which Brooks L. Terrell is the general partner; and options to purchase 53,500 shares of common stock under our 2000 Equity Incentive Plan.

(7)
Beneficial ownership consists of 25,000 shares of common stock held by Mr. Morris and his wife, Lisa T. Morris, jointly; options to purchase 9,660 shares of common stock under our 2000 Equity Incentive Plan.

(8)
Beneficial ownership consists of options to purchase 10,000 shares of common stock under our 2000 Equity Incentive Plan.

(9)
Beneficial ownership consists of options to purchase 10,000 shares of common stock under our 2000 Equity Incentive Plan.

(10)
Beneficial ownership consists of options to purchase 5,000 shares of common stock under our 2000 Equity Incentive Plan.

(11)
Includes options to purchase an aggregate of 539,160 shares of common stock exercisable within 60 days of December 31, 2004 under our 2000 Equity Incentive Plan

Item 5.    Directors and Executive Officers

        The information required by this item is contained under the section "Management" of the Registration Statement. That section is incorporated herein by reference.

Item 6.    Executive Compensation

        The information required by this item is contained under the section "Management—Compensation of Executive Officers and Other Information" of the Registration Statement. That section is incorporated herein by reference.

Item 7.    Certain Relationships and Related Transactions

        The information required by this item is contained under the section "Related Party Transactions" of the Registration Statement. That section is incorporated herein by reference.

Item 8.    Legal Proceedings

        The information required by this item is contained under the section "Business—Legal Proceedings" of the Registration Statement. That section is incorporated herein by reference.

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

        The information required by this item is contained under the section "Dividend Policy" of the Registration Statement and under the section "Item 11—Description of Registrant's Securities to be Registered" herein. Each section is incorporated herein by reference.

Item 10.    Recent Sales of Unregistered Securities

        The information required by this item is contained under the section "Item 15—Recent Sales of Unregistered Securities" of the Registration Statement. That section is incorporated herein by reference.

Item 11.    Description of Registrant's Securities to be Registered

General

        The following is a summary of the rights of our common stock and Series A Senior Convertible Participating Preferred Stock and related provisions of our certificate of incorporation and bylaws.

        Our authorized capital stock consists of 35,000,000 shares, each with a par value of $0.001 per share, of which:

  •
  25,000,000 shares are designated as common stock.

  •
  10,000,000 shares are designated as Series A Senior Convertible Participating Preferred Stock.

        At December 31, 2004, we had outstanding 8,218,880 shares of common stock, held of record by 131 stockholders, and 7,619,048 shares of Series A Senior Convertible Participating Preferred Stock, held of record by 6 stockholders.

        In addition, at December 31, 2004, 4,335,112 shares of our common stock were subject to outstanding options, and 84,452 shares of our common stock were subject to outstanding warrants.

Common Stock

        The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our Series A Senior Convertible Participating Preferred Stock.

        Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of Series A Senior Convertible Participating Preferred Stock that we may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

        The number of authorized shares of our preferred stock is 10,000,000 shares, $0.001 par value, 7,619,048 of which are designated as Series A Senior Convertible Participating Preferred Stock and 7,619,048 of which were issued and outstanding at December 31, 2004. The rights, privileges, preferences and restrictions of our Series A Senior Convertible Participating Preferred Stock are as follows:

  Dividend Rights

        The holders of our Series A Senior Convertible Participating Preferred Stock are entitled to receive dividends prior and in preference to any dividends on our common stock, if and when declared by our board of directors.

  Liquidation Rights

        In the event we decide to liquidate, dissolve or wind-up, the holders of our Series A Senior Convertible Participating Preferred Stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the common stock, an amount equal to the greater of (i) $10.50 plus any accrued but unpaid dividends and (ii) the amount that would have been payable on the number of shares of Common Stock into which such shares of Series A Senior Convertible Participating Preferred Stock were convertible immediately prior to such event for each share held by them (the "Liquidation Value"). Prior to October 2, 2006, any sale, conveyance, exchange or transfer of all or substantially all of our property or assets and any merger, reorganization, consolidation or other transaction in which the holders of our capital stock immediately prior to such transaction do not retain a majority of the voting power in the continuing entity shall be deemed, at the election of holders of at least two-thirds of the Series A Senior Convertible Participating Preferred Stock then outstanding, to be a liquidation, dissolution or winding-up of our company. If such election is made, then we may, at our option, pay the holders of our Series A Senior Convertible Participating Preferred Stock either (i) the full Liquidation Value of all shares of Series A Senior Convertible Participating Preferred Stock in cash or (ii) a new series of Series A Senior Convertible Participating Preferred Stock. In the event the assets and funds available for distribution to the holders of our Series A Senior Convertible Participating Preferred Stock shall be insufficient to permit the payment of full preferential amounts, then our entire assets shall be distributed ratably among the holders of our Series A Senior Convertible Participating Preferred Stock.

  Voting Rights

        The holder of each share of our Series A Senior Convertible Participating Preferred Stock is entitled to notice of any stockholder's meeting in accordance with our bylaws and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of common stock, with respect to any matters upon which the holders of our common stock have the right to vote.

  Election of Directors

        Holders of our Series A Senior Convertible Participating Preferred Stock, voting as a single class, shall be entitled to elect three directors to our board of directors. In addition, the holders of our Series A Senior Convertible Participating Preferred Stock are entitled to vote together with the holders of our common stock (voting together as a single class and on an as-converted to common stock basis) for the election of the remaining directors.

  Voluntary Conversion

        At the option of the holder, each share of our Series A Senior Convertible Participating Preferred Stock is convertible into shares of our common stock at the then effective and applicable conversion rate.

  Automatic Conversion

        Each share of our Series A Senior Convertible Participating Preferred Stock automatically converts into shares of our common stock at the then effective and applicable conversion rate immediately prior to (i) the closing of an initial public offering where common stock is sold to the public for net proceeds of at least $25 million and where our company has an implied valuation of at least $250 million, (ii) the closing of (A) any merger, reorganization, consolidation or other transaction in which the holders of our capital stock immediately prior to such transaction do not retain a majority of the voting power in the continuing entity or (B) any sale, conveyance, exchange or transfer of all or substantially all of our property or assets, provided that in either case the consideration per share of common stock in such transaction exceeds $10.50 plus any accrued but unpaid dividends thereon and (iii) the election of the holders of at least two-thirds of the shares of our outstanding Series A Senior Convertible Participating Preferred Stock.

  Antidilution Protection

        In the event we issue certain additional securities without consideration or for consideration per share less than the applicable conversion price of our Series A Senior Convertible Participating Preferred Stock, then the conversion rate of the Series A Senior Convertible Participating Preferred Stock shall be reduced concurrently with such issuance.

  Protective Provisions

        Our certificate of incorporation contains provisions that limit our ability to take certain actions without the approval of the holders of at least two-thirds of our Series A Senior Convertible Participating Preferred Stock. These actions include, among other things: (i) amending or repealing any provision of our certificate of incorporation or bylaws if such action would materially or adversely affect the preferences, rights, privileges or powers of the Series A Senior Convertible Participating Preferred Stock; (ii) authorizing or issuing shares of any class or series of stock, other than issuance of options and common stock pursuant to such options and as permitted by the Securities Purchase Agreement entered into between the holders of the Series A Senior Convertible Participating Preferred Stock and us; and (iii) effecting a sale of us, either by way of merger, sale or otherwise.

Description of Outstanding Warrants

        We have outstanding five-year mandatory redeemable warrants to purchase 84,453 shares of our common stock for $0.01 per share.

Registration Rights

        We have entered into a shareholders' agreement with the holders of our Series A Senior Convertible Participating Preferred Stock and some of the holders of our common stock. The holders of approximately 15,235,920 shares of common stock and Series A Senior Convertible Participating Preferred Stock on an as-converted to common stock basis are entitled to registration rights with respect to their shares. Any group of holders of at least 10% of the securities with registration rights can require us to register all or part of their shares at any time following six months after our initial public offering, so long as the thresholds in the shareholders' agreement are met with respect to the amount of securities to be sold. After we have completed four such registrations we are no longer subject to these demand registration rights. In addition, the holders of securities with registration rights may also require us to include their shares in future registration statements that we file, subject to reduction at the option of the underwriters of such an offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. We are obligated under the shareholders' agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder's registration rights. Additionally, we have agreed to indemnify and hold harmless holders (and their affiliates) of registrable securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the holders (or their affiliates) may be required to make because of any of those liabilities.

Voting Agreement

        On March 21, 2003, we entered into a letter agreement with Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners, (Executives), L.P. and Greenhill Capital, L.P. Pursuant to such agreement, Carr Holdings, LLC agreed to sell an aggregate of 185,000 common shares to LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners, (Executives), L.P. and Greenhill Capital, L.P. In connection with such sale, each buyer agreed either (i) not to vote any of the shares purchased by it in connection with any designation of directors under the Amended and Restated Shareholders' Agreement dated October 11, 2001, or (ii) to vote the shares purchased by it in favor of the directors designated by holders of a majority of our issued and outstanding shares of common stock, in each case for so long as Carr Holdings, LLC, The Robert O. Carr 2001 Charitable Remainder Unitrust and each of their respective permitted transferees own, in the aggregate, more than 50% of our issued and outstanding common stock.

Anti-Takeover Effects of Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws

Amended and Restated Certificate of Incorporation and Bylaw Provisions

        Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders.

Listing

        We are not listed on any stock market or exchange.

Item 12.    Indemnification of Directors and Officers

        The information required by this item is contained under the section "Item 14—Indemnification of Officers and Directors" of the Registration Statement. That section is incorporated herein by reference.

Item 13.    Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Heartland Payment Systems, Inc.

We have audited the accompanying consolidated balance sheets of Heartland Payment Systems, Inc. and subsidiary (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 20, the accompanying 2002 and 2003 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP
Princeton, New Jersey
March 28, 2005

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2003	2004
	(As Restated See Note 20)
Assets
Cash and cash equivalents	$13,004	$13,237
Receivables	44,934	64,325
Investments	1,354	1,100
Inventory	966	818
Capitalized customer acquisition costs, net	22,321	34,247
Deferred tax assets, net	10,768	6,715
Property and equipment, net	5,499	10,944
Prepaid expenses and other assets	1,197	2,475

Total assets	$100,043	$133,861

Liabilities and stockholders' (deficit) equity
Due to sponsor bank	$34,225	$45,153
Accounts payable	17,923	27,103
Merchant deposits and loss reserves	4,761	7,175
Accrued expenses and other	5,660	7,163
Borrowings and financing arrangement	14,889	12,382
Warrants with mandatory redemption provisions	2,111	1,566
Accrued buyout liability	17,985	27,035

Total liabilities	97,554	127,577
Commitments and contingencies (Note 15)
Series A Senior Convertible Participating Preferred Stock, $80 million liquidation preference, $.001 par value, 10,000,000 shares authorized, 7,619,048 issued and outstanding	43,401	—
Stockholders' (deficit) equity:
Series A Senior Convertible Participating Preferred Stock, $80 million liquidation preference, $.001 par value, 10,000,000 shares authorized, 7,619,048 issued and outstanding	—	8
Common Stock, $.001 par value, 25,000,000 shares authorized, 8,009,598 and 8,218,880 issued and outstanding in 2003 and 2004, respectively	8	8
Warrants outstanding	1,500	—
Additional paid-in capital	1,001	41,065
Accumulated other comprehensive income (loss)	3	(10)
Accumulated deficit	(43,424)	(34,787)

Total stockholders' (deficit) equity	(40,912)	6,284

Total liabilities and stockholders' (deficit) equity	$100,043	$133,861

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2002	2003	2004
	(As Restated See Note 20)	(As Restated See Note 20)
Revenue:
Gross processing revenue	$324,537	$411,117	$592,344
Other revenue, net	8,578	7,888	7,530

Total net revenue	333,115	419,005	599,874
Expenses:
Interchange	237,759	299,463	436,412
Dues and assessments	12,372	15,807	23,225
Other cost of services	44,164	50,790	70,209
Selling and administrative	20,786	25,751	31,499
Customer acquisition costs	12,422	13,380	18,908
Depreciation and amortization	1,587	2,571	3,912

Total expenses	329,090	407,762	584,165

Income from operations	4,025	11,243	15,709
Other income (expense):
Interest income	171	124	182
Interest expense	(1,069)	(1,132)	(1,346)
Fair value adjustment for warrants with mandatory redemption provisions	—	(1,506)	(509)
Other, net	(62)	(741)	833

Total other income (expense)	(960)	(3,255)	(840)

Income before income taxes	3,065	7,988	14,869
Provision for (benefit from) income taxes	51	(10,403)	6,232

Net income	$3,014	$18,391	$8,637

Accretion of Series A Senior Convertible Participating Preferred Stock	6,509	—	—

Net (loss) income attributable to Common Stock	$(3,495)	$18,391	$8,637

Net income	$3,014	$18,391	$8,637
Other comprehensive income, net of tax:
Unrealized gains (losses) on investments	17	(14)	(13)

Comprehensive income	$3,031	$18,377	$8,624

Earnings (loss) per share:
Basic	$(0.23)	$1.18	$0.55
Diluted	$(0.23)	$1.14	$0.51
Weighted average number of shares outstanding:
Basic	15,440	15,585	15,823
Diluted	15,440	16,115	16,893

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

(In thousands)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Income
						Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Warrants				Total
Balance, January 1, 2002 as previously reported	—	$—	7,720	$8	$1,500	$—	$—	$(47,916)	$(46,408)
Adjustments to as previously reported	—	—	—	—	—	—	—	(11,155)	(11,155)

Balance, January 1, 2002 (as restated see note 20)	—	$—	7,720	$8	$1,500	$—	$—	$(59,071)	$(57,563)

Issuance of Common Stock for commission buyout	—	—	62	—	—	282	—	—	282
Issuance of Common Stock in connection with Welsch Financial Merchant Services, Inc. purchase	—	—	142	—	—	670	—	—	670
Repurchase of Common Stock	—	—	(48)	—	—	(201)	—	—	(201)
Accretion of Series A Senior Convertible Participating Preferred Stock	—	—	—	—	—	(751)	—	(5,758)	(6,509)
Accumulated other comprehensive income	—	—	—	—	—	—	17	—	17
Net income for the period (as restated see note 20)	—	—	—	—	—	—	—	3,014	3,014

Balance, December 31, 2002 (as restated see note 20)	—	$—	7,876	$8	$1,500	$—	$17	$(61,815)	$(60,290)

Issuance of Common Stock for earnout provisions	—	$—	134	$—	$—	$998	$—	$—	$998
Issuance of Common Stock—options exercised	—	—	1	—	—	11	—	—	11
Repurchase of Common Stock	—	—	(1)	—	—	(8)	—	—	(8)
Accumulated other comprehensive loss	—	—	—	—	—	—	(14)	—	(14)
Net income for the period (as restated see note 20)	—	—	—	—	—	—	—	18,391	18,391

Balance, December 31, 2003 (as restated see note 20)	—	$—	8,010	$8	$1,500	$1,001	$3	$(43,424)	$(40,912)

Reclassification of Series A Senior Convertible Participating Preferred Stock to stockholders' (deficit) equity	7,619	$8	—	$—	$—	$43,393	$—	$—	$43,401
Issuance of Common Stock—options exercised	—	—	277	—	—	1,584	—	—	1,584
Redemption of warrants issued in connection with Series A Senior Convertible Participating Preferred Stock	—	—	—	—	(1,500)	(3,750)	—	—	(5,250)
Repurchase of Common Stock	—	—	(68)	—	—	(1,231)	—	—	(1,231)
Deferred compensation on accelerated vesting of options	—	—	—	—	—	68	—	—	68
Accumulated other comprehensive income	—	—	—	—	—	—	(13)	—	(13)
Net income for the period	—	—	—	—	—	—	—	8,637	8,637

Balance, December 31, 2004	7,619	$8	8,219	$8	$—	$41,065	$(10)	$(34,787)	$6,284

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2002	2003	2004
	(As Restated See Note 20)	(As Restated See Note 20)
Cash flows from operating activities:
Net income	$3,014	$18,391	$8,637
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	10,359	15,394	22,740
Fair value adjustment for warrants with mandatory redemption provisions	—	1,506	509
Deferred compensation charge on accelerated vesting of options	—	—	68
(Gain) loss on disposal of property and equipment	(44)	64	—
Deferred taxes	—	(10,768)	4,053
Changes in operating assets and liabilities:
Increase in receivables	(6,029)	(11,499)	(19,391)
Decrease (increase) in inventory	(351)	349	147
Increase in capitalized customer acquisition costs	(13,068)	(19,911)	(30,739)
Decrease (increase) in prepaid expenses and other assets	(616)	349	(1,534)
Increase in accounts payable	6,190	11,115	20,108
Increase (decrease) in accrued expenses and other	1,591	1,594	1,503
Decrease in deferred gain recognized	(500)	—	—
Increase (decrease) in merchant deposits and loss reserves	(1,684)	(407)	2,414
Increase in accrued buyout liability	1,182	5,433	9,050

Net cash provided by operating activities	44	11,610	17,565

Cash flows from investing activities:
Purchase of investments	(1,631)	(310)	(120)
Maturities of investments	146	469	362
Purchases of property and equipment	(3,621)	(3,666)	(9,115)
Proceeds from disposal of property and equipment	45	—	—

Net cash used in investing activities	(5,061)	(3,507)	(8,873)

Cash flows from financing activities:
Redemption of warrants issued in connection with Series A Senior Convertible Participating Preferred Stock	—	—	(5,250)
Redemption of warrants issued in connection with debt financing	—	—	(1,055)
Proceeds from debt issuance	3,609	500	—
Principal payments on borrowings and financing arrangement	(3,365)	(3,675)	(2,507)
Issuance of Common Stock	—	11	1,584
Repurchase of Common Stock	(201)	(8)	(1,231)

Net cash provided by (used in) financing activities	43	(3,172)	(8,459)

Net increase (decrease) in cash	(4,974)	4,931	233
Cash and cash equivalents, beginning of period	13,047	8,073	13,004

Cash and cash equivalents, end of period	$8,073	$13,004	$13,237

Supplemental cash flow information:
Cash paid for interest	$1,065	$1,108	$1,348
Cash paid for income taxes	43	116	851
Supplemental schedule of non cash activities:
Accretion of Series A Senior Convertible Participating Preferred Stock	6,509	—	—
Stock issued to satisfy buyout and earnout liabilities	952	999	—
Equipment transferred to inventory at net book value	—	573	—
Amortization of other assets	216	255	255

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND OPERATIONS

        The accompanying consolidated financial statements include those of Heartland Payment Systems, Inc. (the "Company") and its wholly-owned subsidiary, Heartland Payroll Company ("HPC"). All intercompany balances and transactions with the Company's wholly-owned subsidiary have been eliminated upon consolidation. The Company provides payment-processing services related to bank card transactions for merchants throughout the United States. In addition, the Company provides certain other merchant services, including the sale and rental of terminal equipment and supplies. HPC provides payroll and related tax filing services throughout the United States.

        The officers and directors of the Company represent a majority of the outstanding shares, and so control the Company.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates include the accrued buyout liability, capitalized customer acquisition costs, loss reserves, certain accounts payable and accrued expenses and certain tax assets and liabilities as well as the related valuation allowances. Actual results could differ from those estimates.

        Concentrations—The majority of the Company's merchant processing activity is processed by a single vendor. The Company believes that the vendor maintains appropriate backup systems and alternative arrangements to avoid a significant disruption of processing in the event of an unforeseen event.

        Substantially all of the Company's revenue is derived from processing Visa and MasterCard bank card transactions. Because the Company is not a "member bank" as defined by Visa and MasterCard, in order to process these bank card transactions the Company has entered into a sponsorship agreement with a bank. The agreement with the bank sponsor requires, among other things, that the Company abide by the by-laws and regulations of the Visa and MasterCard associations and maintain a certificate of deposit with the bank sponsor. If the Company breaches the sponsorship agreement, the bank sponsor may terminate the agreement and, under the terms of the agreement, the Company would have 180 days to identify an alternative bank sponsor. The Company is dependent on its bank sponsor, Visa and MasterCard for notification of any compliance breaches. As of December 31, 2004, the Company has not been notified of any such issues by its bank sponsor, Visa or MasterCard.

        The Company processes for merchants throughout the United States. California represented 15.3% of the Company's total processing volume in December 2004.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

        Investments—Investments consist of corporate and U.S. Government debt securities and certificates of deposit. The Company classifies its investments as available-for-sale and records them at the fair value of the investments based on quoted market prices. Cost is determined on a specific identification basis.

        Inventories—Inventories consist of point-of-sale terminal equipment held for sale to merchants, and are valued at the lower of cost or market price. Cost is arrived at using the first-in, first-out method. Market price is estimated based on current sales of equipment.

        Capitalized Customer Acquisition Costs, net—Capitalized customer acquisition costs consist of (1) up-front signing bonus payments made to Relationship Managers and sales managers for the establishment of new merchant relationships, and (2) a deferred acquisition cost representing the cost of buying out the commissions of vested sales employees. Pursuant to Staff Accounting Bulletin Topic 13, Revenue Recognition, and FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, capitalized customer acquisition costs represent incremental, direct customer acquisition costs that are recoverable through gross margins associated with merchant contracts. The capitalized customer acquisition costs are amortized using a method which approximates a proportional revenue approach over the initial three-year term of the merchant contract.

        The up-front signing bonus is based on the estimated gross margin for the first year of the merchant contract. The signing bonus, amount capitalized, and related amortization are adjusted after one year to reflect the actual gross margin generated by the merchant contract during that year. The deferred customer acquisition cost asset is accrued over the first year of merchant processing, consistent with the build-up in the accrued buyout liability, as described below.

        Management evaluates the capitalized customer acquisition costs for impairment at each balance sheet date by comparing, on a pooled basis by vintage month of origination, the expected future net cash flows from underlying merchant relationships to the carrying amount of the capitalized customer acquisition costs. If the estimated future net cash flows are lower than the recorded carrying amount, indicating an impairment of the value of the capitalized customer acquisition costs, the impairment loss will be charged to operations.

        Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed straight-line over periods ranging from three to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company capitalizes the cost of computer software developed for internal use and amortizes such costs over an estimated useful life of three years.

        Long-Lived Assets—The Company evaluates the potential for impairment when changes in circumstances indicate that undiscounted cash flows estimated to be generated by the related assets are less than the carrying amount. Management believes that no such changes in circumstances or impairment have occurred as of December 31, 2004.

        Merchant Deposits and Loss Reserves—Disputes between a cardholder and a merchant periodically arise due to the cardholder's dissatisfaction with merchandise quality or the merchant's service, and the disputes may not always be resolved in the merchant's favor. In some of these cases, the transaction is "charged back" to the merchant and the purchase price is refunded to the cardholder by the credit card-issuing institution. If the merchant is unable to fund the refund, the Company is liable for the full amount of the transaction. The Company may have partial recourse to the Relationship Manager originally soliciting the merchant contract, if the Relationship Manager is still receiving income from the merchant's processing activities. The Company maintains deposits or the pledge of a letter of credit from certain merchants as an offset to potential contingent liabilities that are the responsibility of such merchants. The Company evaluates its ultimate risk and records an estimate of potential loss for chargebacks related to merchant fraud based upon an assessment of actual historical fraud loss rates compared to expected processing volume levels.

        Accrued Buyout Liability—Relationship Managers and sales managers are paid residual commissions based on the gross margin generated by monthly merchant processing activity. Until May 2004,

Relationship Managers and sales managers had the contractual right to sell their portfolio equity at a fixed multiple. The Company has the right to buy out some or all of these commissions, and intends to do so periodically. Because of the Company's intent and ability to execute purchases of the residual commissions, and the mutual understanding between the Company and the Relationship Managers and sales managers, the Company has accounted for this deferred compensation arrangement pursuant to the substantive nature of the plan. The Company therefore records the amount currently payable (the "settlement cost") to buy out non-servicing related commissions ("owned commissions") from vested Relationship Managers and sales managers, and an accrual, based on their progress towards vesting, for those unvested Relationship Managers and sales managers who are expected to vest in the future. As noted above, as the liability increases over the first year of a merchant contract, the Company also records for vested Relationship Managers and sales managers a related deferred acquisition cost asset. The accrued buyout liability associated with unvested Relationship Managers and sales managers is not included in the deferred acquisition cost asset since future services are required in order to vest. Subsequent changes in the settlement cost, due to account attrition, same-store sales growth and changes in gross margin, are included in the same income statement caption as customer acquisition cost amortization expense.

        The accrued buyout liability is based on the merchants under contract at the balance sheet date, the gross margin generated over the prior 12 months, and the contractual buyout multiple. The liability related to a new merchant is therefore zero when the merchant is installed, and increases over the twelve months following the installation date. The same procedure is applied to unvested commissions over the expected vesting period, but is further adjusted to reflect the Company's experience that 31% of unvested Relationship Managers and sales managers become vested.

        Warrants—Warrants with mandatory redemption provisions are classified as debt and are recorded at estimated fair value.

        Financing Arrangement—The Company transferred certain merchant contracts to a third party in 2000 in exchange for $22.0 million, subject to a 10-year servicing agreement. Consistent with EITF 87-34, EITF 90-21 and EITF 95-5, the Company concluded that it should not recognize the transfer as a sale due to the duration of the servicing agreement and the transferee's limited ability to exercise ownership control of the contracts. Pursuant to EITF 88-18, the Company therefore recognized the transfer of the merchant portfolio as a financing arrangement included under Borrowings and Financing Arrangement on the consolidated balance sheets, until such time as the conditions for recognizing the transfer as a sale are met. The imputed interest rate on the financing arrangement is 2.53%. The interest rate was computed based on the expected cash flows resulting from these contracts, reduced by an expected annual volume attrition rate of 15%. Any significant differences between actual future payments and expected payments will result in a change to that interest rate, which will be applied prospectively.

        Revenue—Revenue is mainly comprised of transaction and discount fees from the processing of merchant transactions. Revenue is recorded as bank card transactions are processed or payroll services are performed. The Company passes through to its customers any changes in interchange or association fees. Payroll revenue represents periodic and annual processing fees, which are recorded as services are performed.

        Other revenue includes fees earned from customer service, termination fees on terminated contracts, servicing fees for merchant contracts sold to third parties, fees for the sale, rental, leasing and deployment of credit card terminals and other miscellaneous revenue. These amounts are shown net of their associated direct costs, if any, and are recorded at the time the service is performed.

        Income Taxes—The Company accounts for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates.

        Stock Options—The Company accounts for its stock options using the intrinsic value method in which no compensation expense has been recognized for its stock-based compensation plan because the options are granted at an exercise price greater than or equal to the estimated fair value at the grant date. The estimated fair value of options granted during 2002, 2003 and 2004 was $0, $0 and $0, respectively. The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions: weighted-average risk-free interest rate of 2.93%, 1.82% and 2.31%, respectively; no dividends; a volatility factor of 0%; and an expected life of one to three years. Had the compensation cost been determined based on the fair value method, the Company's net income would remain unchanged.

        New Accounting Pronouncements—On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29." SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123 revised"). This statement revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The most significant change resulting from this statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. SFAS No. 123 revised is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt this statement when effective, and continues to assess its impact. There would have been no impact on net income if the Company had adopted the fair-value based method under existing guidance.

3.    RECEIVABLES

        A summary of receivables by major class are as follows at December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Accounts receivable from merchants	$43,468	$60,739
Accounts receivable from others	1,466	3,753

	44,934	64,492
Less allowance for doubtful accounts	—	(167)

	$44,934	$64,325

        Receipts from settlement of the accounts receivable from merchants are primarily used to satisfy accounts payable to bank card processing banks.

4.    INVESTMENTS

        The cost, gross unrealized gains/(losses) and estimated fair value for available-for-sale investments by major security type and class of security are as follows at December 31, 2003 and 2004:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
December 31, 2003
Debt securities of the U.S. Government	$440	$6	$—	$446
Corporate debt securities	360	5	(1)	364
Certificates of deposit	544	—	—	544

	$1,344	$11	$(1)	$1,354

December 31, 2004
Debt securities of the U.S. Government	$195	$—	$(1)	$194
Corporate debt securities	360	1	(4)	357
Certificates of deposit	549	—	—	549

	$1,104	$1	$(5)	$1,100

        As of December 31, 2004, all unrealized losses in investments were the result of increases in interest rates. The unrealized losses in any individual security did not exceed 1.5% of the Company's cost basis. These investments are not considered other-than-temporarily impaired because the Company has the ability and intent to hold these investments for a period of time sufficient for a forecasted recovery in value, which may be upon maturity.

        The maturity schedule of all investments owned along with amortized cost and estimated fair value as of December 31, 2004 is as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$774	$774
Due after one year through five years	330	326

	$1,104	$1,100

5.    CAPITALIZED CUSTOMER ACQUISITION COSTS, NET

        A summary of the capitalized customer acquisition costs, net is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Capitalized signing bonuses	$27,428	$40,407
Less accumulated amortization	(11,926)	(15,862)

	$15,502	$24,545

Capitalized customer deferred acquisition costs	13,055	21,349
Less accumulated amortization	(6,236)	(11,647)

	6,819	9,702

	$22,321	$34,247

        Amortization expense was $8.8 million, $13.1 million and $18.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        The Company believes that no impairment has occurred as of December 31, 2003 and 2004. Net signing bonus adjustments from estimated amounts to actual were $0.8 million and $1.4 million for the years ended December 31, 2003, and 2004, respectively. Fully amortized signing bonuses of $5.7 million and $13.7 million were written off during the years ended December 31, 2003 and 2004. In addition, $2.3 million in capitalized customer deferred acquisition costs were written off during the year ended December 31. 2004.

6.    PROPERTY AND EQUIPMENT, NET

        A summary of property and equipment, net is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Computer hardware and software	$7,252	$13,611
Furniture, fixtures and equipment	1,401	1,709
Leasehold improvements	877	1,601

	9,530	16,921
Less accumulated depreciation	(4,031)	(5,977)

	$5,499	$10,944

        Depreciation expense of property and equipment was $1.4 million, $2.3 million and $3.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. Fully depreciated assets of $1.2 million, $1.1 million and $1.7 million were written off during 2002, 2003, and 2004, respectively.

7.    BORROWINGS AND FINANCING ARRANGEMENT

        A summary of borrowings are as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Financing Arrangement	$11,786	$9,529
Revolver Advance Facility	2,069	2,069
Purpose and Ability Line of Credit	784	784
Welsch Asset Purchase Agreement Note	250	—

	$14,889	$12,382

        On November 1, 2000, the Company signed a Merchant Portfolio Purchase Agreement and an associated Servicing Agreement, each of which was amended on January 16, 2002. Under these agreements, the Company pays all cash flows, net of servicing fees and chargeback losses, related to the transferred merchant contracts to the transferee. This transaction has been treated as a financing arrangement, as discussed in Note 2. As a result, the Company recorded a liability of $22.0 million on November 1, 2000, and the payments made represent interest plus principal repayments. The interest rate at December 31, 2004 is 2.53%. The servicing agreement is terminable only upon material breach by either party, or if the Company enters into bankruptcy, receivership or other like status.

        On August 28, 2002, the Company signed a Loan and Security Agreement for two loan instruments; this Agreement was amended on November 6, 2003 and June 23, 2004. The first instrument is a Revolver Advance Facility ("Revolver"), which is to be used solely to fund the buyout of future commissions from current or former Relationship Managers or from Independent Sales Organizations ("ISOs"). The Company may draw down on the Revolver up to but not exceeding an aggregate unpaid principal amount outstanding of $3,500,000. The entire principal balance plus all accrued interest and fees is due on May 31, 2005, or on demand if there were to be a default. The Revolver accrues interest at a rate equal to the prime rate, which was 5.25% at December 31, 2004. The Company's assets, including accounts receivable, inventory, furniture and equipment and general intangibles, serve as collateral to secure the Revolver.

        The second instrument is a $3,000,000 Purpose and Ability Line of Credit Facility ("Line of Credit"). The Line of Credit accrues interest at the prime rate, which was 5.25% at December 31, 2004, and is secured by the assets of the Company, including accounts receivable, inventory, furniture and equipment and general intangibles. The entire principal balance plus all accrued interest and fees is due upon demand.

        The Company is subject to standard loan covenants and financial statement reporting requirements on both of the debt instruments and was in compliance at December 31, 2003 and 2004.

        Effective March 31, 2002, the Company entered into an Asset Purchase Agreement with Welsch Financial Merchant Services, Inc. The purchase price included a note for $2,000,000. The outstanding amount of this note was $250,000, and $0 at December 31, 2003 and 2004, respectively.

8.    MERCHANT DEPOSITS AND LOSS RESERVES

        The Company's merchants have the liability for any charges properly reversed by the cardholder through a mechanism known as a chargeback. If the merchant is unable to pay this amount, the Company will be liable to the Visa and MasterCard associations for the reversed charges.

        During 2003, the Company adopted FIN 45. Under FIN 45, the Company's obligation to stand ready to perform is minimal. The Company requires personal guarantees, merchant deposits and letters of credit from certain merchants to minimize its obligation. As of December 31, 2003 and December 31, 2004, the Company held merchant deposits totaling $4.2 million and $6.7 million, and letters of credit totalling $80,000 and $30,000, respectively.

        The Visa and MasterCard associations generally allow chargebacks up to four months after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. As the majority of the Company's transactions involve the delivery of the product or service at the time of the transaction, a reasonable basis for determining an estimate of the Company's exposure to chargebacks is the last four months' processing volume on its portfolio, which was $5.0 billion, $6.6 billion and $9.0 billion for the four months ended December 31, 2002, 2003 and 2004, respectively. However, for the four months ended December 31, 2002, 2003 and 2004, the Company was presented with $4.5 million, $5.4 million and $5.6 million, respectively, in chargebacks by issuing banks. In the years ended December 31, 2002, 2003, and 2004, the Company incurred merchant credit losses of $561,928, $605,256 and $939,500, respectively, on total dollar volume processed of $14.4 billion, $17.9 billion and $25.0 billion, respectively. These credit losses are included in "cost of services" in the Company's consolidated statements of operations.

        The loss recorded by the Company for chargebacks associated with any individual merchant is typically small, due both to the relatively small size and the processing profile of the Company's clients. However, from time to time the Company will encounter instances of merchant fraud, and the resulting chargeback losses may be considerably more significant to the Company. The Company has established a reserve for estimated credit and fraud losses on its consolidated balance sheets, amounting to $773,000, $558,225, and $468,000 on December 31, 2002, 2003 and 2004, respectively. This reserve is determined by performing an analysis of the Company's historical loss experience applied to current processing volume and exposures.

        A summary of the loss reserve for the years ended December 31, 2002, 2003 and 2004 is as follows:

	December 31
	2002	2003	2004
	(In thousands)
Beginning balance	$736	$773	$558
Additions to reserve	598	390	849
Charges against reserve	(561)	(605)	(939)

Ending Balance	$773	$558	$468

9.    ACCRUED BUYOUT LIABILITY

        A summary of the accrued buyout liability is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Vested Relationship Managers and sales managers	$17,632	$25,788
Unvested Relationship Managers and sales managers	353	1,247

	$17,985	$27,035

	December 31,
	2002	2003	2004
	(In thousands)
Beginning balance	$13,321	$13,551	$17,985
Increase in settlement obligation	8,774	9,174	11,263
Buyouts	(8,544)	(4,740)	(2,213)

Ending balance	$13,551	$17,985	$27,035

        The increase in settlement obligation is due to new merchant account signings, as well as same store sales growth and changes in gross margin, primarily attributable to account attrition.

        In calculating the accrued buyout liability for unvested Relationship Managers and sales managers, the Company has assumed that 31% of the unvested Relationship Managers and sales managers will vest in the future, which represents the Company's historical vesting rate. A 5% increase to 36% in the expected vesting rate would have increased the accrued buyout liability for unvested Relationship Managers and sales managers by $56,974 at December 31, 2003, and $201,139 at December 31, 2004.

10.    CONVERTIBLE PREFERRED STOCK AND WARRANTS

        The Series A Senior Convertible Participating Preferred Stock (the "Convertible Preferred") is convertible by the holders at any time and automatically converts upon the closing of a qualified public offering up to 7,619,048 shares of the Company's Common Stock, participates equally in dividends and distributions with the Common Stock, pays no other dividends and has a liquidation preference of $80 million. The Convertible Preferred was redeemable at the option of two-thirds of the holders after October 1, 2006 at the higher of the liquidation preference or value per common share. The carrying value of the Convertible Preferred was accreted to its mandatory redeemable value by $6,509,019 in the year ended December 31, 2002, using the effective interest rate method. During 2002, the Company stopped accreting the Convertible Preferred because the terms of the Certificate of Designations for the Convertible Preferred and the Shareholders' Agreement by and among the holders of the Company's Common Stock and the Convertible Preferred were amended to eliminate certain rights of the holders of the Convertible Preferred that might, in certain circumstances, have allowed those holders to cause redemption of the Convertible Preferred. The holders of the Convertible Preferred have the right to elect three directors to the Company's Board and have certain other rights with respect to the governance of the Company.

        In addition, the holders of the Convertible Preferred received five-year warrants to purchase an additional 1,000,000 shares of the Company's Common Stock at a price of $5.25 per share, which were valued at $1.5 million. The Company redeemed these warrants on September 28, 2004 by paying the holders the net consideration of $5.25 million.

        In August 2004, the Certificate of Designations of the Series A Senior Convertible Participating Preferred Stock was amended to eliminate after October 1, 2006 certain rights of the holders to treat a merger of the Company as a liquidation event. This amendment was in addition to amendments made in 2002 to the terms of the Certificate of Designations for the Convertible Preferred and the Shareholders' Agreement by and among the holders of the Company's Common Stock. As a result of the amendment, the Company has classified the Convertible Preferred as a part of stockholders' (deficit) equity in its December 31, 2004 financial statements.

        The Board of Directors is authorized to issue shares of preferred stock in one or more classes or series without any further action by the Company's stockholders.

        On July 26, 2001, the Company signed a Loan and Security Agreement with BHC Interim Funding, L.P., and received a Term Loan (the "BHC Bridge Loan") in the amount of $4.76 million, which accrued interest at a rate of 13.75%, and was secured by a first priority lien on the Company's merchant contracts and certain other assets. The BHC Bridge Loan was repaid on October 11, 2001. In connection with this agreement, the Company issued 168,905 five-year mandatory redeemable warrants to purchase its Common Stock for $0.01, which were valued at $605,049. Commencing July 26, 2003, the holder can require the Company to redeem these warrants at their per share fair value. The Company records these warrants at their estimated fair value and adjusted these warrants by $1,506,264 in December 2003 because transactions indicated that $12.50 per share was an appropriate fair value. On January 8, 2004, the warrant holder elected to cause the Company to redeem 84,453 shares at the fair value of $12.50 per share. The Company has adjusted the warrants by an additional $509,245 in the period ending December 31, 2004 to reflect the estimated fair value of $18.55 per share.

11.    INCOME TAXES

        Income tax provision (benefit) for the years ended December 31, 2002, 2003 and 2004 is as follows:

	December 31,
	2002	2003	2004
	(In thousands)
Current tax:
Federal	$—	$130	$1,715
State	51	235	463
Deferred taxes:
Federal	—	(8,796)	3,345
State	—	(1,972)	709

Provision for (benefit from) income taxes	$51	$(10,403)	$6,232

        The net deferred tax asset was comprised of the following:

	December 31,
	2003	2004
	(In thousands)
Merchant contract costs	$12,348	$15,317
Borrowings and financing arrangement	5,009	4,050
Federal net operating loss carryforwards	1,188	—
State net operating loss carryforwards	221	—
Loss reserve	251	198
Other	138	2

Deferred tax asset	19,155	19,567

Capitalized signing bonus	6,588	10,432
Deferred state tax liability	690	442
Software development	645	1,065
Property and equipment	464	913

Deferred tax liability	8,387	12,852

Net deferred tax asset	$10,768	$6,715

        Based on the Company's performance in 2003 and the Company's forecast of future taxable income, management determined that the deferred tax assets that were previously provided were more likely than not to be realized, and the valuation allowance was released as of December 31, 2003. As a result, the Company realized a tax benefit within the consolidated statement of operations for the year ended December 31, 2003.

        At December 31, 2004 the Company has fully utilized all federal and state net operating loss carryforwards.

        The differences in federal income taxes provided and the amounts determined by applying the federal statutory tax rate (34% and 35%, respectively) to income before income taxes for the years ended December 31, 2002, 2003 and 2004 are:

	December 31,
	2002		2003		2004
	(In thousands)
U.S. federal income tax at statutory rate	34.00%	$1,042	35.00%	$2,796	35.00%	$5,204
U.S. state and local income taxes, net	1.11%	34	(14.13)%	(1,129)	5.12%	762
Warrants	0.00%	—	6.60%	527	1.20%	178
Change in valuation allowance	(34.09)%	(1,045)	(153.50)%	(12,263)	—	—
Change in tax rate	0.00%	—	(4.51)%	(361)	—	—
Nondeductible expenses and other, net	0.64%	20	0.32%	27	0.59%	88

Provision for (benefit from) income taxes	1.66%	$51	(130.22)%	$(10,403)	41.91%	$6,232

        Tax contingencies are recorded for probable exposures involving tax positions taken that could be challenged by taxing authorities. These probable exposures result from the varying application of statutes, rules, regulations and interpretations. The Company does not have income tax contingencies.

12.    STOCK INCENTIVE PLAN

        On July 29, 2003, the Company amended its employee and director stock option plan, the Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan (the "Plan"). The maximum number of shares with respect to which Plan awards may be granted during the term of the Plan is 5,000,000, of which 421,703, 1,291,729 and 1,583,797 options were granted during 2002, 2003 and 2004, respectively. The options were granted with a term of 10 years, or in certain cases five years, and an exercise price equal to or in excess of the estimated fair value at the date of the grant. Lacking any transactions in our common stock, the fair value was determined using a "sum of the parts" of the value of the Company's merchant portfolio, payroll business line and financial condition. This model used the portfolio valuation multiple achieved in the Company's sale of merchant portfolios to National Processing Company, "market" multiples of revenue for the payroll business, and added the Company's net cash, receivables and payables. This approach resulted in values that were higher than a third-party evaluation of the fair value of the Company's common stock that was performed as of March 2003. This approach was employed for all option grants through December 2003 and resulted in option issuances at prices ($10 through July 2003 and $12.50 through year-end 2003) that were above the third-party and internally determined fair value. At year-end 2003, two transactions, a sale of common stock by certain executives, senior managers, and former consultants to an institutional investor, and a redemption at their fair value of warrants held by BHC Interim Fund, L.P., occurred, each at a price of $12.50 per share. This value was used as the fair value for issuances in the first quarter of 2004. For the second quarter of 2004, given the Company's decision to file a registration statement, newly issued options' exercise prices were raised to $15.00 per share. On the date of the initial filing of a registration statement for the public offering of the Company's stock, this was raised to $18.55 per share, reflecting a private company discount to the price that the underwriters estimated that the initial public offering could have been priced at, if the offering had occurred on that date. The majority of the options granted vested immediately; however, 11,250, 187,500 and 377,738 options as of December 31, 2002, 2003 and 2004, respectively, vest over a period of one to five years. During 2004, the Company accelerated the vesting of 11,250 options as a part of a separation agreement.

        In April 2002, the Company approved its 2002 PEPShares Plan, as amended (the "PEPShares Plan"). The maximum number of shares with respect to which the PEPShares Plan option awards may be granted during the term of the PEPShares Plan is 1,200,000, of which 371,386, 309,484 and 141,076 options were granted in 2002, 2003 and 2004, respectively. The options will be exercisable at a price per share equal to the estimated fair value at the date of the grant. The options will become exercisable in a series of five equal annual installments of 20%, contingent on continued service with the Company, provided that all unvested options will vest as of their final vesting date. The vesting of options may be accelerated upon the completion of an initial public offering. The Administrator of the PEPShares Plan determined that no elections to defer compensation earned after December 31, 2004 will be permitted and no amounts will be deferred and contributed to the PEPShares Plan from compensation earned after December 31, 2004.

        Equity Incentive and PEPShares plan activity in 2002, 2003 and 2004 was as follows:

	2000 Equity Incentive Plan		2002 PEPShares Plan
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding at January 1, 2002	681,172	$5.81	—	$—
Issued	421,703	10.00	371,386	10.00
Forfeited/cancelled	(61,199)	6.94	(45,864)	10.00

Outstanding at December 31, 2002	1,041,676	7.44	325,522	10.00

Options exercisable at December 31, 2002	1,030,426	7.41	65,104	10.00

Issued	1,291,729	10.99	309,484	11.94
Exercised	(1,078)	10.00	—
Forfeited/cancelled	(7,278)	10.27	(3,515)	10.00

Outstanding at December 31, 2003	2,325,049	9.40	631,491	10.95

Options exercisable at December 31, 2003	2,137,549	9.13	192,106	10.62

Issued	1,583,797	15.73	141,076	15.44
Exercised	(276,260)	5.70	(1,022)	10.27
Forfeited/cancelled	(66,539)	11.66	(2,480)	10.28

Outstanding at December 31, 2004	3,566,047	12.45	769,065	11.78

Options exercisable at December 31, 2004	3,188,310	12.22	343,190	11.14

        Options outstanding and exercisible at December 31, 2004 summarized by exercise price are:

	Outstanding
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$6.00	350,472	—	350,472
$10.00	1,188,305	388,799	1,577,104
$12.50	1,094,927	296,647	1,391,574
$15.00	155,616	25,593	181,209
$18.55	776,727	58,026	834,753

	3,566,047	769,065	4,335,112

	Exercisable
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$6.00	350,472	—	350,472
$10.00	1,188,305	219,299	1,407,604
$12.50	838,240	107,167	945,407
$15.00	155,616	5,119	160,735
$18.55	655,677	11,605	667,282

	3,188,310	343,190	3,531,500

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Management uses methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value. Fair value equals quoted market price for securities held as available-for-sale investments. Other financial instruments include cash and cash equivalents, certificates of deposit, receivables, various accounts payable and accrued expenses. The fair value of such financial instruments approximates their carrying value due to their short maturity and pricing terms.

14.    EMPLOYEE BENEFIT PLAN

        The Company offers a defined contribution plan to all employees. Company contributions are generally based upon fixed amounts of eligible compensation and the Company contributed approximately $142,586, $189,188 and $256,539 to the Plan for the years ended December 31, 2002, 2003 and 2004, respectively.

15.    COMMITMENTS AND CONTINGENCIES

        Litigation—The Company is involved in certain legal proceedings and claims, which arise in the ordinary course of business. In the opinion of the Company, the results of any of these matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

        Leases—The Company leases various office spaces and certain equipment under operating leases with remaining terms ranging up to eight years. The majority of the office space lease agreements contain renewal options and generally require the Company to pay certain operating expenses. Rental expenses for the years ended December 31, 2002, 2003 and 2004 were $0.8 million, $1.0 million and $1.1 million, respectively.

        Future minimum lease commitments under noncancelable leases as of December 31, 2004 are as follows:

Leases
(In thousands)
2005	$1,250
2006	1,478
2007	1,316
2008	1,118
2009	541
Thereafter	923

$6,626

Commitments

        Certain officers of the Company have entered into an employee confidential information and non-competition agreement under which they are entitled to severance pay equal to their base salary and medical benefits for 12 months and a pro-rated bonus in the event they are terminated by the Company other than for cause.

        The following table reflects the Company's other significant contractual obligations as of December 31, 2004:

	Cash Payments Due By Period as of December 31, 2004
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Processing providers (minimum processing fees payable)	$12,630	$7,017	$4,110	$1,503	$—
Financing arrangement (expected payments, including interest)	10,162	2,335	3,896	2,939	992
Telecommunications providers (committed usage fees payable)	4,763	1,950	2,813	—	—
Revolver advance	2,069	2,069	—	—	—
Line of credit	784	784	—	—	—

	$30,408	$14,155	$10,819	$4,442	$992

16.    RELATED PARTY TRANSACTIONS

        In March 2003, Carr Holdings, L.L.C., a New Jersey limited liability company, which is owned and managed by the Company's Chief Executive Officer and his wife sold an aggregate of 185,000 shares of the Company's Common Stock to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund at a price of $10.00 per share. The Company was responsible for paying all reasonable out-of-pocket expenses incurred by the purchasers in connection with the sale, which expenses totaled approximately $7,500. Various officers, directors, partners and members of Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund are members of the Company's board of directors.

        In July 2003, Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund granted the Company's Chief Executive Officer an irrevocable option to purchase up to an aggregate of 1,000,000 shares of the Company's Series A Senior Convertible Participating Preferred Stock at any time on or before July 31, 2006 at a purchase price of $12.50 per share.

        In November 2004, Carr Holdings, L.L.C., a New Jersey limited liability company, which is owned and managed by the Company's Chief Executive Officer and his wife sold an aggregate of 54,000 shares of the Company's Common Stock to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund at a price of $18.55 per share. Various officers, directors, partners and members of Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund are members of the Company's board of directors.

17.    WELSCH ASSET PURCHASE

        Effective March 31, 2002, the Company entered into an Asset Purchase Agreement with Welsch Financial Merchant Services, Inc. ("Welsch") whereby the Company extinguished its contractual obligations for an expense of $2,994,487 under the portfolio of merchant contracts established by Welsch, and acquired certain fixed assets and records for $668,229. The consideration paid included $678,415 in cash, a note for $2,000,000, and 141,872 shares of the Company's stock. The fair value of shares issued was estimated by the Company's board of directors at $4.72 per share as of the effective date of the transaction. An additional 133,333 shares of the Company's Common Stock valued at $7.49 per share was issued in April 2003, reflecting an earnout provision related to the performance of the portfolio and the Relationship Managers who joined the Company as a result of the transaction.

        The following table summarizes the estimated fair values of the assets acquired at the date of acquisition. The purchase price allocations were determined by the Company's management.

At March 31, 2002
Current assets	$7,967
Inventory	60,153
Property, plant and equipment	124,379
Intangible assets	475,730

Total asset acquired	$668,229

        The intangible asset of $475,730 was assigned to work force and has a useful life of three years. An additional amount of $2,994,487 was expensed to accrued buyout liability expense. A summary of the intangible asset is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Intangible asset	$476	$476
Less accumulated amortization	(278)	(436)

	$198	$40

        Amortization expense for the years ended December 31, 2002, 2003 and 2004 was $118,932, $158,577 and $158,577, respectively. The remaining net book value of $39,642 will be fully amortized in 2005.

18.    SEGMENTS

        The determination of the Company's business segments is based on how the Company monitors and manages the performance of its operations. The Company has two operating segments, as follows: (1) Card, which provides payment processing and related services related to bank card transactions; and (2) Payroll, which provides payroll and related tax filing services.

        The Company's operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

        The Company allocates revenues, expenses, assets and liability to segments only where directly attributable. For the reported periods, between 70% and 90% of the payroll segment total assets are funds that the Company holds as a fiduciary for payment to taxing authorities. The Company only operates in the United States and does not have any major individual customers.

        A summary of the segments are as follows as of December 31, 2002, 2003 and 2004.

	Card	Payroll	Unallocated Amounts	Total
	(In thousands)
December 31, 2002
Total net revenue	$331,236	$1,879	$—	$333,115
Depreciation and amortization	1,224	279	84	1,587
Interest income	113	58	—	171
Interest expense	1,069	—	—	1,069
Net income (loss)	9,413	(278)	(6,121)	3,014
Total assets	59,452	6,144	—	65,596
December 31, 2003
Total net revenue	416,296	2,709	—	419,005
Depreciation and amortization	2,134	379	58	2,571
Interest income	47	77	—	124
Interest expense	1,132	—	—	1,132
Net income (loss)	25,507	(635)	(6,481)	18,391
Total assets	93,502	6,541	—	100,043
December 31, 2004
Total net revenue	596,256	3,618	—	599,874
Depreciation and amortization	3,739	115	58	3,912
Interest income	80	102	—	182
Interest expense	1,346	—	—	1,346
Net income (loss)	15,479	381	(7,223)	8,637
Total assets	123,804	10,057	—	133,861

19.    EARNINGS PER SHARE

       The Company presents earnings per share data in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which establishes the standards for the computation and presentation of basic and diluted earnings per share data. Under SFAS 128, the dilutive effect of stock options is excluded from the calculation of basic earnings per share but included in diluted earnings per share except in periods of net loss where inclusion would be anti-dilutive. The following is a reconciliation of the amounts used to calculate basic and diluted earnings per share:

	December 31,
	2002	2003	2004
Basic:
Common Stock	7,821,178	7,965,813	8,203,777
Participating Convertible Preferred stock	7,619,048	7,619,048	7,619,048

Weighted average shares outstanding	15,440,226	15,584,861	15,822,825

(Loss) earnings per share:	$(0.23)	$1.18	$0.55
Diluted:
Basic weighted average shares outstanding	15,440,226	15,584,861	15,822,825
Effect of dilutive instruments:
Stock options	—	361,738	982,577
Warrants	—	168,755	87,478

Diluted weighted average shares outstanding	15,440,226	16,115,354	16,892,880

(Loss) earnings per share:	$(0.23)	$1.14	$0.51

        The Company had outstanding warrants to purchase 1,000,000 shares of the Company's Common Stock at December 31, 2003 that were not included in the computation of diluted earnings per share because the Company expected to redeem those warrants for $5.25 million in cash. The Company redeemed the warrants on September 28, 2004.

20.    FINANCIAL STATEMENT RESTATEMENT

        The Company's financial statements for 2002 and 2003 recorded the estimated fair value of the liability associated with the deferred compensation arrangement, based on the present value of estimated future residual commission payments not associated with ongoing service requirements, as well as estimated buyouts from employees of those commissions. The Company has subsequently determined that the appropriate accounting is to record an accrued buyout liability for the settlement cost of buying out the commissions of all vested and expected-to-be vested Relationship Managers and sales managers at each balance sheet date, and a deferred customer acquisition cost asset associated with the liability for new merchants, as discussed in notes 5 and 9 above. Cash payments for buyouts thus become the satisfaction of the liability, and the capitalized customer acquisition costs are amortized into income over the initial three-year contract term. The net change in this liability is reflected in the relevant period within expenses; accordingly, the accompanying financial statements have been restated.

        The Company also determined that given the term and conditions of the servicing contract associated with merchant contracts that were transferred in 2000 to a third party (as discussed in Notes 2 and 7), the previous recognition of the transfer as a sale was not appropriate. Consequently, and pursuant to the provisions of EITF 88-18, the proceeds have been recorded as a financing arrangement in the consolidated financial statements. The Company records revenue and cost of services associated with the transferred contracts. Cash paid to the transferee represents payments of principal and interest on the obligation.

        Finally, the Company has determined that its previously capitalized terminal property should have been expensed upon acquisition. Additionally, used terminal inventory should not have been recorded as inventory.

        The table below provides a summary of the significant effects of the Company's restatement.

	Year Ended December 31,
	2003
	As Previously Reported	As Restated
	(In thousands)
Inventory	$2,230	$966
Capitalized customer acquisition costs, net	15,347	22,321
Deferred tax asset, net	19,405	10,768
Property and equipment, net	6,209	5,499
Total assets	103,679	100,043
Accrued expenses and other	5,652	5,660
Borrowings and financing arrangement	3,103	14,889
Accrued buyout liability	33,779	17,985
Total liabilities	101,553	97,554
Additional paid-in capital	—	1,001
Accumulated deficit	(42,788)	(43,424)
Total stockholders' equity (deficit)	(41,276)	(40,912)

	For the year ended December 31,
	2002		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
	(In thousands)
Gross processing revenue	$268,242	$324,537	$366,113	$411,117
Other revenue, net	11,751	8,578	11,339	7,888
Interchange	195,294	237,759	265,233	299,463
Dues and assessments	10,140	12,372	14,000	15,807
Other costs of sales	38,805	44,164	47,008	50,790
Customer acquisition costs, net	13,803	12,422	11,497	13,380
Depreciation and amortization	8,859	1,587	12,351	2,571
Interest expense	660	1,069	674	1,132
Other income (expense) net	(52)	(62)	(739)	(741)
Provision for (benefit from) income taxes	51	51	(19,046)	(10,403)
Net (loss) income	(7,852)	3,014	19,244	18,391

The beginning accumulated deficit for 2002 was reduced by $11.155 million.

Item 14.    Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable

Item 15.    Financial Statements and Exhibits
(a)    Financial Statements

See Item 13 above.

(b)    Exhibits

        Except for Exhibit 10.28 and Exhibit 99.1, which are included herein, the following exhibits are incorporated by reference from the Registration Statement or, where noted, will be filed by amendment:

Exhibit Number	Exhibit Title
2.2	Agreement and Plan of Merger dated September 29, 2000 by and among Heartland Payment Systems, Inc., Uhle and Associates, LLC, Martin J. Uhle, Mark K. Strippy and Steven B. Gamary
2.3	Agreement and Plan of Merger dated September 29, 2000 by and between Heartland Payment Systems, Inc. and Triad LLC
2.4	Agreement and Plan of Merger dated as of December 28, 2000 by and between Heartland Payment Systems, Inc. and Heartland Payment Systems L.L.C.
2.5	Agreement of Merger dated as of June 14, 2004 by and between Heartland Payment Systems, Inc. and Credit Card Software Systems, Inc.
3.1	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed December 31, 2002
3.2	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed August 4, 2004
3.3	Form of Amended and Restated Certificate of Incorporation of Heartland Payment Systems, Inc.
3.4	Form of Amended and Restated Bylaws of Heartland Payment Systems, Inc.
4.1	Specimen Common Stock Certificate*
4.2	Warrant issued to BHC Interim Funding, L.P. on July 26, 2001, for 168,905 shares at an exercise price of $0.01 per share, as amended on January 8, 2004
4.3	Form of Warrant issued pursuant to Securities Purchase Agreement dates as of October 11, 2001 among Heartland Payment Systems, Inc. and the Purchasers listed on Schedule I thereto
9.1	Voting Agreement dated March 21, 2003 by and among Heartland Payment Systems, Inc., Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P. and Greenhill Capital Partners, L.P. and affiliated funds
10.1	Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated August 28, 2002 between Heartland Payment Systems, Inc. and KeyBank National Association
10.2	First Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated November 6, 2003 between Heartland Payment Systems, Inc. and KeyBank National Association
10.3	Second Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated June 23, 2004 between Heartland Payment Systems, Inc. and KeyBank National Association
10.4	Revolver Advance Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,500,000.00
10.5	Purpose and Ability Line of Credit Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,000,000
10.6	Processing Services Agreement dated April 1, 2002 between Vital Processing Services L.L.C. and Heartland Payment Systems, Inc., as amended†

10.7	Merchant Processing Agreement dated April 1, 2002 between KeyBank National Association and Heartland Payment Systems, Inc., as amended†
10.8	Withdrawal and Redemption Agreement dated May 8, 2000, among Heartland Payment Systems, LLC, Triad LLC, Heartland Bank and Heartland Card Company
10.9	Office Lease Agreement, dated September 6, 2002, between Heartland Payment Systems, Inc. and PSN Partners, L.P. for 47 Hulfish Street, Suite 400, Princeton, New Jersey 08540
10.10	Lease Agreement, dated August 16, 2003 between Heartland Payment Systems, Inc. and Youngstown Partners, LLC for 1431 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.11	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1431 1/2 and 1433 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.12	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners L.P. for 1437 and 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.13	Lease Agreement, dated March 6, 2003, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1441 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.14	Lease Agreement, dated February 14, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.15	Office Building Lease, dated May 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd. for 2595 Dallas Parkway, Frisco, Texas 75034
10.16	First Amendment to Office Building Lease, dated September 30, 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.17	Second Amendment to Office Lease Agreement, dated July 25, 2000, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.18	Third Amendment to Office Building Lease, dated October 4, 2002, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.19	Lease Agreement dated September 2004, between Heartland Payment Systems, Inc. and Bank of America, N.A. for 90 Nassau Street, Princeton, New Jersey 08542
10.20	First Amendment to Lease Agreement, dated March 17, 2005, between Heartland Payment Systems, Inc. and First State Investors 5200, LLC for 90 Nassau Street, Princeton, New Jersey 08542
10.21	Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan
10.22	Form of Employee Incentive Stock Option Agreement Under 2000 Equity Incentive Plan
10.23	Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.24	Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.25	Second Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan*
10.26	Form of Stock Option Agreement Under 2002 PEPShares Plan
10.27	Form of Indemnification Agreement
10.28	Third Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated May 26, 2005 between Heartland Payment Systems, Inc. and KeyBank National Association
21.1	Subsidiaries of Heartland Payment Systems, Inc.
99.1	Amendment No. 2 to Registration Statement on Form S-1/A

*
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the bca exhibit filed with the Registration Statement and submitted separately to the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Heartland Payment Systems, Inc.
By:	/s/ ROBERT O. CARR Chairman of the Board and Chief Executive Officer

Dated: June 22, 2005

EXHIBIT INDEX

        Except for Exhibit 10.28 and Exhibit 99.1, which are included herein, the following exhibits are incorporated by reference from the Registration Statement or, where noted, will be filed by amendment:

Exhibit Number	Exhibit Title
2.2	Agreement and Plan of Merger dated September 29, 2000 by and among Heartland Payment Systems, Inc., Uhle and Associates, LLC, Martin J. Uhle, Mark K. Strippy and Steven B. Gamary
2.3	Agreement and Plan of Merger dated September 29, 2000 by and between Heartland Payment Systems, Inc. and Triad LLC
2.4	Agreement and Plan of Merger dated as of December 28, 2000 by and between Heartland Payment Systems, Inc. and Heartland Payment Systems L.L.C.
2.5	Agreement of Merger dated as of June 14, 2004 by and between Heartland Payment Systems, Inc. and Credit Card Software Systems, Inc.
3.1	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed December 31, 2002
3.2	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating preferred stock of Heartland Payment Systems, Inc. filed August 4, 2004
3.3	Form of Amended and Restated Certificate of Incorporation of Heartland Payment Systems, Inc.
3.4	Form of Amended and Restated Bylaws of Heartland Payment Systems, Inc.
4.1	Specimen Common Stock Certificate*
4.2	Warrant issued to BHC Interim Funding, L.P. on July 26, 2001, for 168,905 shares at an exercise price of $0.01 per share, as amended on January 8, 2004
4.3	Form of Warrant issued pursuant to Securities Purchase Agreement dates as of October 11, 2001 among Heartland Payment Systems, Inc. and the Purchasers listed on Schedule I thereto
9.1
Voting Agreement dated March 21, 2003 by and among Heartland Payment Systems, Inc., Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P. and Greenhill Capital Partners, L.P. and affiliated funds
10.1	Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated August 28, 2002 between Heartland Payment Systems, Inc. and KeyBank National Association
10.2	First Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated November 6, 2003 between Heartland Payment Systems, Inc. and KeyBank National Association
10.3	Second Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated June 23, 2004 between Heartland Payment Systems, Inc. and KeyBank National Association
10.4	Revolver Advance Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,500,000.00

10.5	Purpose and Ability Line of Credit Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,000,000
10.6	Processing Services Agreement dated April 1, 2002 between Vital Processing Services L.L.C. and Heartland Payment Systems, Inc., as amended†
10.7	Merchant Processing Agreement dated April 1, 2002 between KeyBank National Association and Heartland Payment Systems, Inc., as amended†
10.8	Withdrawal and Redemption Agreement dated May 8, 2000, among Heartland Payment Systems, LLC, Triad LLC, Heartland Bank and Heartland Card Company
10.9	Office Lease Agreement, dated September 6, 2002, between Heartland Payment Systems, Inc. and PSN Partners, L.P. for 47 Hulfish Street, Suite 400, Princeton, New Jersey 08540
10.10	Lease Agreement, dated August 16, 2003 between Heartland Payment Systems, Inc. and Youngstown Partners, LLC for 1431 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.11	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1431 1/2 and 1433 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.12	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners L.P. for 1437 and 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.13	Lease Agreement, dated March 6, 2003, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1441 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.14	Lease Agreement, dated February 14, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130
10.15	Office Building Lease, dated May 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd. for 2595 Dallas Parkway, Frisco, Texas 75034
10.16	First Amendment to Office Building Lease, dated September 30, 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.17	Second Amendment to Office Lease Agreement, dated July 25, 2000, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.18	Third Amendment to Office Building Lease, dated October 4, 2002, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.
10.19	Lease Agreement dated September 2004, between Heartland Payment Systems, Inc. and Bank of America, N.A. for 90 Nassau Street, Princeton, New Jersey 08542
10.20	First Amendment to Lease Agreement, dated March 17, 2005, between Heartland Payment Systems, Inc. and First State Investors 5200, LLC for 90 Nassau Street, Princeton, New Jersey 08542
10.21	Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan
10.22	Form of Employee Incentive Stock Option Agreement Under 2000 Equity Incentive Plan

10.23	Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.24	Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan
10.25	Second Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan*
10.26	Form of Stock Option Agreement Under 2002 PEPShares Plan
10.27	Form of Indemnification Agreement
10.28	Third Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated May 26, 2005 between Heartland Payment Systems, Inc. and KeyBank National Association
21.1	Subsidiaries of Heartland Payment Systems, Inc.
99.1	Amendment No. 2 to Registration Statement on Form S-1/A

*
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the bca exhibit filed with the Registration Statement and submitted separately to the Securities and Exchange Commission.

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TABLE OF CONTENTS
INFORMATION REQUIRED IN REGISTRATION STATEMENT CROSS-REFERENCE SHEET BETWEEN REGISTRATION STATEMENT ON FORM S-1 AND ITEMS OF FORM 10
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX